UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _____)*

SILICA RESOURCES CORPORATION

(Name of Issuer)

Common stock, $0.001 par value per share

(Title of Class of Securities)

82705B 10 1

(CUSIP Number)

JAMIE OEI
Suite 37B3, 1410 Parkway Boulevard, Coquitlam, British Columbia, Canada, V3E 3K9
604.715.0887

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82705B 10 1

1.     Names of Reporting Person:     Jamie Oei
        I.R.S. Identification Nos. of above persons (entities only):     Not applicable

2.     Check the Appropriate Box if a Member of a Group (See Instructions):

(a) (b)	☐ ☐
Not applicable

3.     SEC Use Only:

4.     Source of Funds (See Instructions):       N/A (disposition of shares only).

5.     Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
        Not applicable.

6.     Citizenship or Place of Organization:     Canadian.

Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power:	26,524,200 Shares.
8. Shared Voting Power:	Nil Shares.
9. Sole Dispositive Power:	26,524,200 Shares.
10. Shared Dispositive Power:	Nil Shares

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  26,524,200 Shares

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
        Not applicable.

13.     Percent of Class Represented by Amount in Row (11): 26.3% (based on 100,800,000 shares of the Issuer’s common stock being issued and outstanding as at March 27, 2008).

14.     Type of Reporting Person (See Instructions):               IN.

CUSIP No. 82705B 10 1

This statement on Schedule 13D is filed pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934m as amended, the (“1934 Act”).  Mr. Oei is sometimes referred to herein as the “Reporting Person”.

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is common stock, at a par value of $0.001 per share (collectively, the “Shares”), of Silica Resources Corporation, a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1110 Hamilton Street, Suite 306, Vancouver, British Columbia, Canada, V6B 2S2.

Item 2.     Identity and Background

(a)     Name:

This statement is filed by Jamie Oei.

(b)     Residence or business address:

The business address of the Reporting Person is 1410 Parkway Boulevard, Suite 37B3, Coquitlam, British Columbia, Canada, V3B 3K9.

(c)     Present principal occupation and employment

Head basketball coach at Douglas College, which has two campuses located in New Westminster and Coquitlam, British Columbia, Canada.

(d)     Criminal proceedings:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)     Civil proceedings:

The Reporting Person has not been, during the last five years, a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Citizenship:

The Reporting Person is a citizen of Canada.

CUSIP No. 82705B 10 1

Item 3.     Source and Amount of Funds or Other Consideration

Prior to the Issuer becoming a reporting company under the Exchange Act in August 2006, the Reporting Person acquired 3,000,000 Shares pursuant to a private placement by the Issuer in December 2005.  On August 7, 2007, the Issuer completed a 20-for-1 forward stock split, such that the Reporting Person’s 3,000,000 Shares became 60,000,000 Shares.

On March 27, 2008, the Reporting Person sold an aggregate of 2,000,000 Shares at a deemed price of $0.001 per Share (par value) pursuant to private sales to three vendors who sold mineral property interests to the Issuer.  On the same date, the Reporting Person sold an aggregate of 31,475,800 Shares for total consideration of $1,500 to fifteen purchasers pursuant to private sales.  As a result of such sales, the Reporting Person now holds 26,524,200 Shares.

Item 4.     Purpose of Transaction

The Reporting Person sold the Shares pursuant to the private sales described in Item 3 above as part of the Reporting Person’s overall personal investment strategy.

Subject to all relevant securities law provisions, the Reporting Person may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties.

Except as otherwise disclosed herein, the Reporting Person does not have any current plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

CUSIP No. 82705B 10 1

Item 5.     Interest in Securities of the Issuer

(a)
The Reporting Person is the beneficial owner of 26,524,200 Shares of common stock of the Issuer, representing approximately 26.3% of the Issuer’s issued and outstanding Shares (based on 100,800,000 Shares being issued and outstanding as at March 27, 2008).

(b)	The Reporting Person has the direct power to vote and direct the disposition of the Shares held by the Reporting Person.

(c)	Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including common stock of the Issuer, within 60 days preceding the date hereof.

(d)	Not applicable.

(e)	Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.  Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     Material to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008	By:	/s/ Jamie Oei
JAMIE OEI